FUELGEMS, INC.

FINANCIAL STATEMENT FOR THE YEAR ENDED DECEMBER 31, 2019

WITH INDEPENDENT ACCOUNTANT'S REVIEW REPORT

TABLE OF CONTENTS



Belle Business Services
Certified Public Accountants

INDEPENDENT ACCOUNT'S REVIEW REPORT

To the Board of Directors
FuelGems, Inc.
Austin, Texas

We have reviewed the accompanying financial statements of FuelGems, Inc., which comprise the balance sheet as of December 31, 2019, and the related statement of income, statement of equity and statement of cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modification that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Belle Business Services, LLC

Belle Business Services, LLC
September 24, 2020

FUELGEMS, INC.
BALANCE SHEET
DECEMBER 31, 2019

ASSETS

CURRENT ASSETS		
Cash and cash equivalents	$	24,026
TOTAL CURRENT ASSETS		24,026
PROPERTY AND EQUIPMENT		
Property and equipment, net		773
OTHER ASSETS		
Intangible assets		2,900
		2,900
TOTAL ASSETS	$	27,699

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES		
Accounts payable	$	-
TOTAL CURRENT LIABILITIES		-
TOTAL LIABILITIES		-
SHAREHOLDERS' EQUITY		
Common stock, 10,000,000 shares authorized, 5,250,000		
shares issued and outstanding, $0.0001 par value		525
Additonal paid-in capital		74,475
Retained earnings		(47,301)
TOTAL SHAREHOLDERS' EQUITY		27,699
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	27,699

See independent accountant's review report and accompanying notes to financial statements.

FUELGEMS, INC.
STATEMENT OF INCOME
DECEMBER 31, 2019

REVENUES	$	-
COST OF GOODS SOLD		-
GROSS PROFIT		-
OPERATING EXPENSES		
Advertising and marketing		6,996
Consultant fees		8,700
Depreciation and amortization expense		127
Legal and professional fees		5,131
Office expenses		708
Research and development		13,868
Travel expenses		11,771
TOTAL OPERATING EXPENSES		47,301
NET INCOME (LOSS)	$	(47,301)

FUELGEMS, INC.
STATEMENT OF EQUITY
DECEMBER 31, 2019

	Common Stock		Additional	Retained Earnings	
	Shares	Amount	Paid-in Capital	(Accumulated Deficit)	Total
BEGINNING BALANCE, MARCH 14, 2019 (INCEPTION)	-	$ -	$ -	$ -	$ -
Issuance of common stock	5,250,000	525	74,475	-	$ 75,000
Net income	-	-	-	(47,301)	$ (47,301)
ENDING BALANCE, DECEMBER 31, 2019	**5,250,000**	**$ 525**	**$ 74,475**	**$ (47,301)**	**$ 27,699**

See independent accountant's review report and accompanying notes to financial statements.

FUELGEMS, INC.
STATEMENT OF CASH FLOWS
DECEMBER 31, 2019

CASH FLOWS FROM OPERATING ACTIVITIES

Net loss	$	(47,301)
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization expense		127
(Increase) decrease in assets:		
Accounts receivable		-
CASH USED FOR OPERATING ACTIVITIES		(47,174)

CASH FLOWS FROM INVESTING ACTIVITIES

Cash used for intangible assets	(3,000)
Cash used for fixed assets	(800)
CASH USED FOR INVESTING ACTIVITIES	(3,800)

CASH FLOWS FROM FINANCING ACTIVITIES

Issuance of common stock	75,000
CASH PROVIDED BY INVESTING ACTIVITIES	75,000
NET INCREASE IN CASH	24,026
CASH AT BEGINNING OF YEAR	-
CASH AT END OF YEAR	$ 24,026

CASH PAID DURING THE YEAR FOR:

INTEREST	$	-
INCOME TAXES	$	-

See independent accountant's review report and accompanying notes to financial statements.

1.   <u>**Summary of Significant Accounting Policies**</u>

The Company
FuelGems, Inc. (the "Company") was incorporated in the State of Delaware on March 14, 2019. The Company has invented an incredibly powerful new fuel additive that skyrockets the cleanness and performance of Gasoline, Diesel and Biofuel. Just a tiny micro-dose of this carbon-based nanoparticle will create a never-before-seen impact on both the fuel industry – and the future. The Company's scientific breakthrough in fuel has created a landmark that will transform the way people power every single mode of transportation through 2050.

Fiscal Year
The Company operates on a December 31st year-end.

Basis of Presentation
The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles (US GAAP).

Use of Estimates
The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires the use of management's estimates. These estimates are subjective in nature and involve judgments that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at fiscal year-end. Actual results could differ from those estimates.

Cash and Cash Equivalents
The Company considers all highly liquid financial instruments purchased with maturities of three months or less to be cash equivalents. As of December 31, 2019, the Company held no cash equivalents.

Risks and Uncertainties
The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions.

Accounts Receivable
The Company's trade receivables are recorded when billed and represent claims against third parties that will be settled in cash. The carrying value of the Company's receivables, net of the allowance for doubtful accounts, represents their estimated net realizable value.

The Company evaluates the collectability of accounts receivable on a customer-by-customer basis. The Company records a reserve for bad debts against amounts due to reduce the net recognized receivable to an amount the Company believes will be reasonably collected. The reserve is a discretionary amount determined from the analysis of the aging of the accounts receivables, historical experience and knowledge of specific customers. As of December 31, 2019, the Company had no accounts receivable.

Intangible Assets
The Company has recorded intangible assets at cost. The intangible assets consist of patents. Patents costs are amortized over the useful life of the patent. Amortization expense for the period ending December 31, 2019, was $100.

1.   <u>Summary of Significant Accounting Policies (continued)</u>

Property and Equipment
Property and equipment is stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Equipment is depreciated over five years. Repair and maintenance costs are charged to operations as incurred and major improvements are capitalized. The Company reviews the carrying amount of fixed assets whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable.

Income Taxes
The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company sustained net operating losses during fiscal year 2019. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected to recognize an allowance to account for them in the financial statements but has fully reserved it. Under current law, net operating losses may be carried forward indefinitely.

The Company is subject to franchise and income tax filing requirements in the States of Delaware and Texas.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

1.   **Summary of Significant Accounting Policies (continued)**

Fair Value of Financial Instruments (continued)

Level 1   - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2   - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3   - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of Inception. Fair values were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

Concentrations of Credit Risk
From time to time cash balances, held at a major financial institution may exceed federally insured limits of $250,000. Management believes that the financial institution is financially sound and the risk of loss is low.

Revenue Recognition
The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured. As of December 31, 2019, the Company has not recognized any sales.

Advertising Expenses
The Company expenses advertising costs as they are incurred.

Organizational Costs
In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation are expensed as incurred.

New Accounting Pronouncements
In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2014-09, "Revenue from Contracts with Customers". Under this guidance, revenue is recognized when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services. The updated standard will replace most existing revenue recognition guidance under U.S. GAAP when it becomes effective and permits the use of either the retrospective or cumulative effect transition method. Early adoption is not permitted. The updated standard for nonpublic entities will be effective after December 15, 2019, and interim periods within annual periods beginning after December 15, 2020. The Company is currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

2.   **Commitments and Contingencies**

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its members.

3.   **Property and Equipment**

Property and equipment consisted of the following at December 31, 2019:

Property and equipment at cost:	
Equipment	$ 800
	800
Less: Accumulated depreciation	27
Total	$ 773

4.   **Equity**

Common Stock
Under the articles of incorporation, the Company has the authority to issue up to 10,000,000 shares of common stock at a $0.0001 par value. As of December 31, 2019, there were 5,250,000 shares issued and outstanding.

Equity Incentive
Under the Operating Agreement, the Company can issue compensatory equity interests to employees, contractors, and advisors. Two hundred and ninety thousand (290,000) share of common stock (included above) is reserved for equity incentives. These shares typically vest over 48 months.

5.   **Subsequent Events**

The Company has evaluated subsequent events through September 24, 2020, the date through which the financial statement was available to be issued. It has been determined that no events require additional disclosure.